Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

Date: July 12, 2018

The following FAQs were provided to the employees of General Electric Company on July 12, 2018:

GENERAL Q&A

What are the next steps, and when can we expect the next communication? Will we have concrete answers prior to the finalization of the deal? (Added 7-12-2018)

There are many details that will be worked out between now and closing of the transaction. We will communicate on a regular and timely basis as decisions which affect our employees are made.

HR/BENEFITS

Are Transportation employees allowed to post on Wabtec jobs now? (Added 7-12-2018)

Neither GE or Wabtec is permitted to solicit employees of the other company under the existing non-solicit that is part of the NDA. Should you post for and be hired by Wabtec prior to the close of the transaction, you will be considered as having resigned from the GE company and will go through the GE exit process. In doing so, your service credit with GE would not transfer to the new company as it would had you been a GE employee at the time of the close of the transaction. The hiring systems of the two companies must remain separate before closing under the anti-trust gun jumping rules.

What will our benefits look like after close? (Added 7-12-2018)

Subject to local law, GE and Wabtec are working through the integration and transition process, and information about changes to any pay or benefits (including leave policies, tuition reimbursement, healthcare (including in network doctors), disability, life insurance, etc.) will be communicated closer to the close of the transaction; however, GE and Wabtec have agreed that compensation and benefits for each employee will be held comparable in the aggregate for at least 12 months after closing.

Will the new company honor the current union contract until it expires in June 2019? (Added 7-12-2018)

The contracts between GE Transportation and its constituent unions (there are several different collective bargaining agreements) will continue in effect until closing. Under applicable law, Wabtec is not obligated to assume any of the collective bargaining agreements after closing and Wabtec will be making the decisions regarding bargaining with the unions.

Does Wabtec have affinity groups like Women’s Network, GLBTA, etc.? (Added 7-12-2018)

We are still discovering what employee network or affinity groups Wabtec has in place. Information about these groups will be provided as we know more.

Who will be determining our raises every year and what does career advancement look like at Wabtec? (Added 7-12-2018)

Wabtec will be responsible for determining its compensation philosophy and structure in the future, but we anticipate that your merit increases will continue to be directly linked to your performance, and your leadership team will determine an appropriate raise amount. As far as career advancement goes, both your past experiences and job performance will determine your ability to compete for new roles that are of interest.

Who will be involved in figuring out our new benefits? (Added 7-12-2018)

GE and Wabtec are working through the integration and transition process, and information about any new benefits, where applicable and subject to local law, will be communicated closer to the close of the transaction.

Is Wabtec union or non-union? (Added 7-12-2018)

Wabtec operates union represented sites and also has sites where employees are not represented by a union.

If Wabtec does not have a pension, will our other benefits go up to compensate for a loss? And what do you mean by “benefits comparable in the aggregate”? (U.S. Only) (Added 7-12-2018)Wabtec agreed that for one year following the close of the transaction, employees would be provided the same pay and bonus opportunities and employee benefits having a comparable aggregate value to the ones you have today. This means, where there are changes in the benefits or plans, then the overall value of your new benefits, when taken as a whole, will be comparable, despite there being some differences in any specific benefit or plan. Information about any benefits changes will be communicated closer to the close of the transaction.

Will I lose my accrued personal time? (Added 7-12-2018)

No. Wabtec agreed to honor all obligations of the company for accrued, unused vacation and paid time off.

Will my seniority carry over to the new company when it comes to job posting, layoff and recall? (Added 7-12-2018)Assuming you accept an offer of employment with the new Wabtec entity, Wabtec has agreed to credit your service with GE where relevant for purposes of administering Wabtec benefits, such as for eligibility, vesting or the calculation of vacation, severance, layoff or similar employee benefit plans, programs or arrangements.

How does one become eligible for Special Benefits Protection coverage? I have almost 34 years of continued service as a salaried employee, am I eligible? (Added 7-12-2018)

Special Benefits Protection eligibility generally applies to employees under age 60 with at least 25 years of PQS that experience a qualifying event – if you are not sure, consult your online benefits handbook or call the benefits center at 1-866-234-9230.

Will the Crotonville leadership classes still be available to us? (Added 7-12-2018)

No. Crotonville courses are a benefit to active GE employees. Upon close of the transaction, Crotonville courses will no longer be available to you.

Will Wabtec require college degrees in certain positions like GE does? (Added 7-12-2018)

There will always be a set of minimum requirements specific to every job posted for hire subject to local law. The hiring of individuals into roles will be subject to those requirements and the applicants for each position.

What will happen to points I have been awarded through GE’s Impact Award program? Do I need to redeem those points before the close? (Added 7-12-2018)

Whether you terminate employment now or transfer to Wabtec, points will remain in your account. Since the Impact Award program is SSO enabled, employees will no longer have direct access to the application. Awards should be redeemed via email or phone by contacting Globoforce customer service, accessible here.

Are union members going to have to reapply for our current jobs? (Added 7-12-2018)

Wabtec has agreed to offer employment to all GE Transportation employees on active payroll at closing in terms to be determined.

When we transition to Wabtec, how will pre-existing conditions (such as cancer) be handled for medical plans? (Added 7-12-2018)

Wabtec has agreed to waive limitations on benefits relating to any pre-existing conditions of employees who transfer or continue employment with a Wabtec entity. Also, under the ACA, health insurers cannot refuse coverage or charge more for coverage based on a pre-existing condition.

Will GET be offering internships next summer or will I have to apply through Wabtec? (Added 7-12-2018)

As we expect the deal to close before next summer, that would mean that any internship program would be offered through and managed by Wabtec.

Will there still be a union or will it be dissolved? (Added 7-12-2018)

Wabtec has agreed to comply with any legal obligation it may have under the NLRA to recognize, and, if requested to, bargain in good faith as a successor employer with any union that represents employees who are offered and accept employment with the new Wabtec entity.

Will Wabtec cut our pay? (Added 7-12-2018)

Wabtec has indicated to our leadership that it has no plans to reduce pay at Transportation non-union operations following the one-year post close period. At union locations, in the event of post-closing negotiations, wage rates could increase, decrease or stay the same. We cannot predict the result.

Will they cut the number of weeks of vacation we currently have earned upon close? (Added 7-12-2018)

No. Wabtec agreed to provide at least the same amount of vacation that you would have been entitled to under the GE Transportation vacation plan in place at close.

Retirement / Pension

Will we be able to carry over our GE service time when we move over to Wabtec and do they offer a pension plan? (U.S. Only) (Added 7-12-2018)

Assuming you accept an offer of employment with the new Wabtec entity, Wabtec has agreed to credit your service with GE where relevant for purposes of administering Wabtec benefits. Regarding pension, Wabtec will develop and provide a replacement for the GE Pension Plan to transferring GE employees. The replacement plan will be developed over the next several months. The new plan may be a defined contribution plan rather than the current defined benefit plan, but even if that’s the case your full benefit package will still be comparable in the aggregate at close.

Can I still retire under the GE pension plan at age 60 after I become a Wabtec employee? (Added 7-12-2018)

If you are a participant in the GE pension plan who transfers to Wabtec at closing you will automatically be vested in your GE pension, and you will be eligible to start receiving your benefit at age 60 (even if you are still working for Wabtec). If you keep your address updated with GE Benefits Center, you should receive a notification shortly before you turn 60 with details about starting your payments.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Wabtec, Transportation Systems Holdings Inc., a wholly owned subsidiary of GE created for the transaction (“SpinCo”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus or a registration statement on Form 10 and Wabtec will file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus. If the transaction is effected via an exchange offer, GE will also file with the SEC a Schedule TO with respect thereto. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents GE, Wabtec and/or SpinCo may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED BY GE, WABTEC OR SPINCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these materials and other documents filed with the SEC by GE, Wabtec and/or SpinCo through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by GE, Wabtec and/or SpinCo with the SEC from the respective companies by directing a written request to GE and/or SpinCo at General Electric Company, 41 Farnsworth Street, Boston, Massachusetts 02210 or by calling 617-443-3400, or to Wabtec at Wabtec Corporation, 1001 Air Brake Avenue, Wilmerding, PA 15148 or by calling 412-825-1543.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. GE, Wabtec, SpinCo, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Wabtec in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the relevant materials when filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on March 12, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which was filed with the SEC on May 1, 2018 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Wabtec is contained in Wabtec’s proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on April 5, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 26, 2018, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 which was filed with the SEC on May 4, 2018 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Wabtec. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, including future financial and operating results, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Wabtec may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by GE or Wabtec, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Wabtec and SpinCo; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Wabtec’s respective reports filed with the SEC, including GE’s and Wabtec’s annual reports on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Wabtec undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.